EXHIBIT 99.1

Quantum Biopharma announces Celly Nutrition Launches unbuzzd™ grab-and-go stick packs on Amazon.com so you can “own NOW and what’s NEXT”.

Toronto, ON – August 30, 2024 – Quantum BioPharma Ltd. (NASDAQ:QNTM) (CSE:QNTM) (FRA:0K91) ("Quantum BioPharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announces that highly-anticipated launch of unbuzzd™, a groundbreaking product designed to help individuals recover from the adverse effects of alcohol consumption and prepare for what’s next. unbuzzd™ Clear Eyed Citrus Powder Sticks are now available on Amazon.com.

On August 29, 2024, Celly Nutrition which is backed by a world-class pharmaceutical research & development team at Quantum BioPharma, operated by CEO John Duffy, formerly of Coca-Cola, and co-chaired by Gerry David the former CEO of Celsius Holdings  proudly announces the highly-anticipated launch of unbuzzd™, a groundbreaking product designed to help individuals recover from the adverse effects of alcohol consumption and prepare for what’s next. unbuzzd™ Clear Eyed Citrus Powder Sticks are now available on Amazon.com.

unbuzzd™ is not just another hangover remedy — it is a disruptive innovation built on science and aimed at reshaping how we think about alcohol recovery. Formulated by a world-class pharmaceutical research & development team, unbuzzd™ utilizes a proprietary blend of vitamins, minerals, and herbs to help accelerate the metabolism of alcohol, restore mental clarity, and promote faster recovery. This dual-action formula helps users regain control, clarity, and hydration, making it an essential companion for anyone looking to manage the aftermath of alcohol consumption quickly and effectively.

Celly Nutrition’s leadership team brings unparalleled experience and expertise to the table. The company is led by CEO John Duffy, a seasoned executive with a distinguished career at Coca-Cola Enterprises and The Coca-Cola Company. Duffy’s vision is further complemented by the strategic guidance of beverage industry luminary and Celly Nu Board Co-Chair Gerry David, the former CEO of Celsius Holdings, Inc., who played a pivotal role in establishing Celsius as a leading name in the beverage industry.  "Having been a part of many game-changing products including Celsius, I believe unbuzzd is the next big innovation in the consumer products space,” said David.

The leadership team is bolstered by the involvement of Kevin Harrington, a marketing icon known as the Inventor of the Infomercial, the Original Shark on Shark Tank, and an early investor in Celly Nutrition Corp. “This isn’t just a hangover cure; it’s a revolution in how we recover from alcohol,” said Harrington. “unbuzzd appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.”  Additionally, Dr. Eric Hoskins, a Medical Doctor, and former Minister of Health for Ontario, Canada, lends his expertise to ensure unbuzzd™ meets the highest standards of efficacy and safety.

The launch of unbuzzd™ marks the beginning of a new era in alcohol recovery solutions, offering consumers a convenient way to bounce back from alcohol consumption and stay in control. Don’t miss out—grab your unbuzzd™ on Amazon today and experience the future of alcohol recovery.

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About Celly Nutrition Corp.

Celly Nutrition stands as a pioneering force in the wellness and recovery supplement landscape. With a commitment to innovation and quality, the company has secured an exclusive global licensing agreement with Quantum BioPharma, harnessing cutting-edge alcohol metabolizing technology for recreational uses. This strategic move positions Celly Nutrition as a leader in the development of science-driven solutions designed to enhance individual health and recovery processes, marking a new era in the support of responsible alcohol consumption.

About Quantum BioPharma Ltd.

Quantum BioPharma Ltd. is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. Quantum BioPharma continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. Quantum BioPharma maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of Quantum BioPharma and are based on certain assumptions that Quantum BioPharma has made in respect thereof as of the date of this press release, including those relating to future sales of Class B Shares under the ATM Offering, the offering price therefor and the use of proceeds thereof. Quantum BioPharma cannot give any assurance that such forward-looking statements will prove to have been correct.

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Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the inability of the Company to sell under the ATM Offering or upon the terms outlined herein; the prices at which the Company may sell the Class B Shares in the ATM Offering; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Quantum BioPharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

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